EXHIBIT 2

FOR IMMEDIATE RELEASE	14 March 2012

WPP PLC (“WPP”)

Burson-Marsteller to launch joint venture in Vietnam

WPP announces that Burson-Marsteller, its wholly-owned global public relations and public affairs firm, is to launch Burson-Marsteller Vietnam, subject to obtaining regulatory approvals.

Burson-Marsteller will take a majority stake in the joint venture with local partner Chu Thi Company Limited (“Chu Thi Co”). Chu Thi Co is a leader in Vietnam’s content industry and is creator of Vietnam’s first-ever daily talk shows airing on official government national television channels.

Chu Thi Co founder, Ms. Chu Thi Hong Anh, has been associated with WPP since 1995, and has served as Chairwoman of JWT and Mindshare in Vietnam.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors. Vietnam is one of the fastest growing markets in the world, identified by Goldman Sachs as one of the Next 11 economies to watch, with a population of 87 million and a GDP growth rate of 5.9%.

WPP has been operational through its companies in the country for more than 10 years. Last year, WPP acquired Who Digital, establishing a joint venture with OgilvyOne. Before that, WPP acquired 20% of Smart Media and WPP’s media unit GroupM took stakes in three subsidiaries of the DacvietVAC Group Holdings. WPP businesses (including associates) in Vietnam generate revenues of over US$ 50 million and employ over 1000 people.

Across the fast-growing BRICs markets, WPP businesses (including associates) generate revenues of almost US $2.5bn and employ more than 28,000 people. In the Next 11 markets, WPP businesses (including associates) generate revenues of US$700 million and employ more than 9,000 people.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204